Exhibit (a)(1)(F)

Form of Reminder E-mail – Dates may change if expiration date of offer is extended

The Active Power Inc. offer to exchange certain options for new options (referred to as the “offer”) is still currently open. Please note that the offer to exchange your eligible options will expire at 5:00 p.m., Central Time, on August 13, 2009, unless we extend the offer.

According to our records, you have not yet submitted an election for your eligible options. Participation in the offer is completely voluntary; however, if you would like to participate in the offer, you must submit a properly completed election via fax or email no later than 5:00 p.m., Central Time on August 13, 2009 to:

Jennifer Crow

Finance Manager

Active Power, Inc.

Fax: (512) 836-4511

Email: jennifercrow@activepower.com

Only responses that are complete and actually received by Active Power by the deadline will be accepted. Responses submitted by any other means, including email, facsimile, hand delivery, interoffice and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to:

John K. Penver

Chief Financial Officer

Active Power, Inc.

Tel: (512) 744-9234

Fax: (512) 836-4511

Email: johnpenver@activepower.com

This notice does not constitute the offer. The full terms of the offer are described in (1) the Offer to Exchange Certain Options for New Options; (2) the email from James Clishem, our President and Chief Executive Officer, dated July 16, 2009; and (3) the election form and withdrawal form, together with their associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, or by contacting:

Jennifer Crow

Finance Manager

Active Power, Inc.

Phone: (512) 744 9254

Fax: (512) 836 4511

Email: jennifercrow@activepower.com